SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d

                                (Amendment No.)*

         Regal Entertainment Group
----------------------------------
(Name of Issuer)

         Class A Common Stock
----------------------------------
(Title of Class of Securities)

         758766109
----------------------------------
(CUSIP Number)

         March 10, 2005
----------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,159,242
        --------------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,159,242
        --------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%
        --------------------------

12.      TYPE OF REPORTING PERSON*

                  CO

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Amaranth Advisors L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,159,242
        --------------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,159,242
        --------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%
        --------------------------

12.      TYPE OF REPORTING PERSON*

                  IA

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [ ]
         (b)      [x]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  5,159,242
        --------------------------

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  5,159,242
        --------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  See 6 and 8 above.

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  8.2%
        --------------------------

12.      TYPE OF REPORTING PERSON*

                  IN, HC

ITEM 1(a).        Name of Issuer:

         Regal Entertainment Group
-------------------------------------

Item 1(b).        Address of Issuer's Principal Executive Offices:

9110 East Nichols Avenue
Suite 200
Centennial, CO 80112


Item 2(a).        Name of Persons Filing:
Item 2(b).        Address of Principal Business Office or, if None, Residence:
Item 2(c).        Citizenship:

         Amaranth LLC
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Cayman Islands company

         Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         Delaware limited liability company

         Nicholas M. Maounis
         c/o Amaranth Advisors L.L.C.
         One American Lane
         Greenwich, Connecticut 06831
         U.S. Citizen

Amaranth Advisors L.L.C. is the trading advisor for Amaranth LLC ("Amaranth") and has been granted investment discretion over portfolio investments, including the Common Stock (as defined below), held by it. Maounis is the managing member of Amaranth Advisors L.L.C. and may, by virtue of his position as managing member, be deemed to have power to direct the vote and disposition of the Common Stock held for Amaranth.


Item 2(d).        Title of Class of Securities

                  Class A Common Stock $0.001 Par Value ("Common Stock")
                ----------------------------------------------------------

Item 2(e).        CUSIP Number:     758766109
                                 ---------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c) [ ] Insurance company defined in Section 3(a)(19) of the Exchange Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.    Ownership.   See footnote (*)

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)       Amount beneficially owned:

          The Reporting Persons beneficially own 5,159,242 shares of the issuers Common Stock which are comprised of (i) 12,700 shares of Common Stock, and (ii) the Issuer's 3.75% debentures due May 15, 2008 which are convertible into 5,146,542 shares of Common Stock

(b)       Percent of class:

          8.2%
          ---------

(c)       Number of shares as to which such person has:

                   (i)  Sole power to vote or direct the vote

                           0

                  (ii)  Shared power to vote or to direct the vote

                           See Item 4(a).

                  (iii)  Sole power to dispose or to direct the disposition of

                           0

                  (iv)  Shared power to dispose or to direct the disposition of

                        See Item 4(a).


* The indenture dated as of May 28, 2003 between Regal Entertainment Group (the "Company") and U.S. Bank National Association, as Trustee (the "Indenture"), for the 3 3/4% Convertible Senior Notes due May 15, 2008 (the "Notes") of Regal Entertainment Group (the "Company") provides for the Notes to be converted into Class A common stock of the Company at a conversion price determined pursuant to its terms. Section 10.4(e) of the Indenture sets forth the calculation to be used for adjusting the conversion price in the event of a distribution in excess of the Maximum Allowed Amount, as defined in the Indenture (any such distribution, an "Excess Dividend"). In relevant part,
Section 10.4(e) provides as follows:

          the Conversion Price shall be reduced so that the same shall equal the price determined by multiplying such Conversion Price in effect immediately prior so such date of determination by a fraction of which
          (x) the numerator shall be the average of the Volume Weighted  Average
              ------------------------------------------------------------------
          Prices  for the three  Trading  Days  ending  on the date  immediately
          ----------------------------------------------------------------------
          preceding the Ex-Dividend Date for such dividend or distribution  less
          ----------------------------------------------------------------
          the difference between (a) the sum of such dividends or distributions during such 12 months preceding the date of payment applicable to one share of Class A Common Stock (determined on the basis of the number of shares of Class A Common Stock outstanding on the determination date) and (b) the  Maximum  Allowed  Amount and (y) the average of the
                                                              ------------------
          Volume  Weighted  Average  Prices for the three Trading Days ending on
          ----------------------------------------------------------------------
          the date immediately  preceding the dividend date for such dividend or
          ----------------------------------------------------------------------
          distribution. (emphasis added).
          ------------

     As detailed in the governing contractual language set forth above, the Volume Weighted Average Price to be used in the numerator of the equation is for the three Trading Days immediately preceding the Ex-Dividend Date ("VWAP
                                                       -----------------
Ex-Dividend"). In contrast, the Volume Weighted Average Price to be used in the denominator of the equation is for the three Trading Days immediately preceding the dividend date ("VWAP Dividend").
    -------------

     Based on the adjusted conversion price reported in the Company's Current Reports on Form 8-K and, in particular, those Current Reports filed with the Commission on June 22, 2004, September 16, 2004, December 16, 2004 and March 15, 2005, the Reporting Person believes that the conversion price adjustments made by the Company in connection with the Excess Dividends paid on June 15, 2004, September 15, 2004, December 15, 2004 and March 15, 2005 have incorrectly used the VWAP Ex-Dividend in the denominator of the equation in place of the contractually specified VWAP Dividend.

     If the conversion price adjustments made by the Company in connection with the Excess Dividends had been made according to the governing contractual language in the Indenture, then the conversion rate determined by application of the formula in Section 10.4(e) would be 69.40979 (based on Bloomberg VWAP data) and the Conversion Price would be $14.40719. If the adjustment had been made in such manner, the Reporting Persons' responses to this Item 4 of this Schedule 13G, would be as follows:


     (a)  Amount beneficially owned:

     The Reporting Persons beneficially own 5,596,302 shares of the Issuer's Common Stock which are comprised of (i) 12,700 shares of Common Stock, and
     (ii) the Issuer's 3 3/4% Convertible Senior Notes due May 15, 2008 which are convertible into an aggregate of 5,583,602 shares of Common Stock.

     (b)  Percent of class:

            8.9%
          -----------

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote

                0

          (ii)  Shared power to vote or to direct the vote

                See Item 4(a).

          (iii) Sole power to dispose or to direct the disposition of

                0

          (iv)  Shared power to dispose or to direct the disposition of

                See Item 4(a).

Item 5.     Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]. Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

          Shareholders of Amaranth indirectly participate in the receipt of dividends from, and proceeds from the sale of, the Common Stock held for the account of Amaranth.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.

Item 8.    Identification and Classification of Members of the Group.

          See Item 2 in lieu of an Exhibit.

Item 9.    Notice of Dissolution of Group.

          Not applicable.

Item 10. Certification.

          By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:   March 18, 2005
        ------------------

          AMARANTH  LLC,
                   by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/ Karl Wachter
                        ----------------------------
                        Karl Wachter, Vice President


          AMARANTH ADVISORS L.L.C.

                   By:  /s/ Karl Wachter
                        ----------------------------
                        Karl Wachter, Vice President


          NICHOLAS M. MAOUNIS

          /s/ Karl Wachter
          ----------------------------
                   Karl Wachter by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:    March 18, 2005
        ------------------

          AMARANTH LLC
                   by Amaranth Advisors L.L.C., as Trading Advisor

                   By:  /s/ Karl Wachter
                        ------------------
                        Karl Wachter, Vice President


          AMARANTH ADVISORS L.L.C.

                   By:  /s/ Karl Wachter
                        ------------------
                        Karl Wachter, Vice President


          NICHOLAS M. MAOUNIS

          /s/ Karl Wachter
          ------------------
                   Karl Wachter by Power of Attorney for Nicholas M. Maounis

                                    EXHIBIT B

                                POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Karl Wachter and Charles H. Winkler as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file any Forms 3, 4 or 5, or Schedules 13D or 13G, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of March 12, 2004.


/s/ Nicholas M. Maounis
--------------------------
 Nicholas M. Maounis